                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549




                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the quarterly period ended March 31, 1999


                          ----------------------------



                                   OLICOM A/S
                 (Translation of registrant's name into English)


                                  Nybrovej 114
                                 DK-2800 Lyngby
                                     Denmark
                    (Address of principal executive offices)


                          -----------------------------


          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                   Form 20-F [X]                  Form 40-F [ ]

           [Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 13g3-2(b) under the Securities
                             Exchange Act of 1934.

                     Yes [ ]                         No [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

                This Form 6-K shall be incorporated by reference
               to the registrant's registration statement on Form
                F-4 under the Securities Act of 1933, as amended,
                          registration no. 333-24655.

                                   OLICOM A/S
                                    FORM 6-K

                                TABLE OF CONTENTS


                                                                                           Page
                                                                                           ----
ITEM 1.   FINANCIAL INFORMATION

          Consolidated Balance Sheets as of
             December 31, 1998 and March 31, 1999                                            3

          Consolidated Statements of Income
             for the three months ended March 31, 1998
             and March 31, 1999                                                              4

          Consolidated Statements of Shareholders' Equity
             as of December 31, 1998 and March 31, 1999                                      5

          Consolidated Statements of Cash Flows for the three months
             ended March 31, 1998 and March 31, 1999                                         6

          Notes to Consolidated Financial Statements                                         7


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS                                                      11


ITEM 4.   EXHIBITS

Exhibit No.                         Description
----------                          -----------
   99.1                             Press Release dated April 22, 1999 "Olicom              15
                                    Reports First Quarter 1999 Results"

   99.2                             Press Release dated May 27, 1999 "Olicom                18
                                    Reduces Expectations for Full Year 1999"

                                   OLICOM A/S

                           CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31, 1998          MARCH 31, 1999
                                                        -----------------          --------------
                                                                                     (UNAUDITED)
ASSETS                                                                (IN THOUSANDS)
Current assets:
       Cash and cash equivalents                           $  22,246                 $  12,231
       Accounts receivable, less allowance of
       $2,522 in 1998 and $2,406 in 1999                      39,035                    41,144
       Inventories                                            36,950                    35,536
       Deferred income tax                                     4,335                     4,335
       Net assets of discontinued operations                   4,044                         0
       Prepaid expenses and other                              8,405                     7,583
                                                           ---------                 ---------
              Total current assets                           115,015                   100,829
Property and equipment                                        19,004                    17,778
Purchased intangibles                                          7,169                     6,425
Investment in affiliated companies                               958                       951
                                                           ---------                 ---------

              Total assets                                 $ 142,146                 $ 125,983
                                                           =========                 =========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       Accounts payable                                    $  22,027                 $  12,436
       Accrued payroll and related expenses                    6,051                     4,083
       Accrued product warranty expense                        1,123                     1,213
       Accrued restructuring costs                             4,935                     3,367
       Other accrued expenses                                  4,376                     5,673
       Deferred revenue                                          611                     1,849
       Income taxes payable                                        0                        59
                                                           ---------                 ---------
              Total current liabilities                       39,123                    28,680


Shareholders' equity:
       Common shares, DKK 0.25 nominal value
              authorized and issued -
              18,594 in 1998, 18,594 in 1999                     715                       715
       Additional paid - in capital                          104,364                   104,364
       Retained earnings                                      15,789                    10,007
       Treasury stock - 731 in 1998 and 1999                 (17,462)                  (17,462)
       Unearned compensation                                    (383)                     (321)
       Other comprehensive income                                  0                         0
                                                           ---------                 ---------
           Total shareholders' equity                        103,023                    97,303
                                                           ---------                 ---------
              Total liabilities and shareholders' equity   $ 142,146                 $ 125,983
                                                           =========                 =========



                             See accompanying notes

                                   OLICOM A/S

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                     THREE MONTHS ENDED
                                                                          MARCH 31,
                                                                   ----------------------
                                                                     1998          1999
                                                                   --------      --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                         (UNAUDITED)
Net Sales                                                          $ 59,720      $ 37,082
Cost of Sales                                                        29,900        20,667
Special charges related to inventories                                    0         1,024
                                                                   --------      --------

       Gross profit                                                  29,820        15,391
                                                                   --------      --------

Operating expenses:
       Sales and marketing                                           15,746        15,004
       Research and development                                       4,947         4,780
       General and administrative                                     3,132         3,554
                                                                   --------      --------

       Total operating expenses                                      23,825        23,338
                                                                   --------      --------

       Income (loss) from continuing operations                       5,995        (7,947)
Interest income and other, net                                          633           761
                                                                   --------      --------

Income (loss) from continuing operations before income taxes          6,628        (7,186)
Income taxes                                                          1,915             4
                                                                   --------      --------

Income (loss) from continuing operations                              4,713        (7,190)
Income (loss) from discontinued operations                             (114)            0
Gain on sale of discontinued operations                                   0         1,408
                                                                   --------      --------

       Net income (loss)                                           $  4,599      $ (5,782)
                                                                   ========      ========

Net income (loss) per share (diluted EPS)                          $   0.25      $  (0.32)
                                                                   ========      ========

Weighted average shares outstanding
Including common stock equivalents                                   18,627        17,863
                                                                   ========      ========

Net income (loss) per share (basic EPS)                            $   0.26      $  (0.32)
                                                                   ========      ========

Weighted average shares outstanding                                  17,563        17,863
                                                                   ========      ========


                             See accompanying notes

                                   OLICOM A/S

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     OTHER
                                                ADDITIONAL                          UNEARNED        COMPRE-
                                        COMMON   PAID-IN     RETAINED    TREASURY    COMPEN-         HENSIVE
                                        STOCK    CAPITAL     EARNINGS     STOCK      SATION          INCOME       TOTAL
                                        -----   ----------   --------  ---------    --------        --------    ---------
                                                             (In thousands)
Balance at Dec. 31, 1997                $ 712   $ 102,633    $ 38,728  $ (14,988)   $ (1,594)       $    68     $ 125,559

Net (loss) for 1998                                           (22,939)                                            (22,939)
Purchase of treasury stock -
    400 common stock                                                     (10,358)                                 (10,358)
Options exercised -
    609 common stock                                  (12)                 7,884                                    7,872
Warrants exercised -
    99 common stock                                     3                  1,950                                    1,953
Change in unrealized gains (losses)                                                                     (68)          (68)
Amortization of unearned compensation                (207)                             1,211          1,004
                                        -----   ---------    --------  ---------    --------        -------     ---------
Balance at Dec. 31, 1998                $ 715   $ 104,364    $ 15,789  $ (17,462)   $   (383)       $     0     $ 103,023

Net (loss) for 1st quarter 1999                                (5,782)                                             (5,782)
Amortization of unearned compensation                                                     62                           62
                                        -----   ---------    --------  ---------    --------        -------     ---------
Balance at March 31, 1999               $ 715   $ 104,364    $ 10,007  $ (17,462)   $   (321)       $     0      $ 97,303
                                        =====   =========    ========  =========    ========        =======      ========
(unaudited)


                             See accompanying notes

                                   OLICOM A/S

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                                ----------------------
                                                                  1998          1999
                                                                --------      --------
                                                                      (UNAUDITED)
                                                                    (IN THOUSANDS)
Operating activities:
       Net (loss) income                                        $  4,599      $ (5,782)
       Less:Income (loss) from discontinued operations              (114)        1,408
                                                                --------      --------
       Income (loss) from continuing operations                    4,713        (7,190)
       Adjustments to reconcile net income to net
           cash provided by (used in) operating activities:
           Depreciation                                            1,979         1,537
           Amortization                                              444           444
           Equity in net income of affiliate                        (111)            7
           Non cash compensation                                       0            62
           Deferred income taxes                                    (594)            0
           Change in operating assets and liabilities:
              Accounts receivable                                 (6,123)       (2,109)
              Inventories                                         (2,211)        1,414
              Prepaid expenses                                    (3,171)          822
              Accounts payable                                       105        (9,591)
              Accrued payroll and related                            264        (1,968)
              expenses
              Accrued product warranty expense                         0            90
              Restructuring charges                                    0        (1,067)
              Other accrued liabilities                           (1,219)          688
              Deferred revenue                                         0         1,238
              Income taxes payable                                   (34)           59
                                                                --------      --------
                 Net cash provided by (used in)
                 operating activities                             (5,958)      (15,564)
Investing activities:
       Capital expenditures                                       (3,438)         (506)
       Proceeds from sale of property and                              0           195
       equipment
       Proceeds from sale of discontinued                              0         5,748
       operations
       Short-term investments (net)                                  236             0
                                                                --------      --------
                 Net  cash provided by (used  in)
                 investing activities                             (3,202)        5,437
Financing  activities:
       Proceeds from warrants/options exercised                    1,932             0
       Sale (purchase) of treasury stock                          (3,221)            0
                                                                --------      --------
                 Net cash used in financing activities            (1,289)            0
Effect of exchange rate changes on cash                             (102)          112
                                                                --------      --------
Net increase (decrease) in cash and cash equivalents             (10,551)      (10,015)
Cash and cash equivalents at beginning of period                  45,305        22,246
                                                                --------      --------
Cash and cash equivalents at end of period                      $ 34,754      $ 12,231
                                                                ========      ========
Interest paid during the period                                 $     16      $      6
                                                                ========      ========
Tax paid during the period                                      $  2,847      $     28
                                                                ========      ========


                             See accompanying notes

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements as of March 31, 1998 and 1999, are unaudited. In the opinion of the management of Olicom A/S (the "Company"), such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the interim periods presented and of the financial position of the Company at the date of the interim balance sheet. The results for such interim periods are not necessarily indicative of the results for the entire year.

It is recommended that this financial data be read in conjunction with the audited consolidated financial statements and notes thereto included in the 1998 Annual Report.

1.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Olicom A/S and its majority-owned subsidiaries. The Company's investments in 20-50% owned companies are accounted for by the equity method of accounting

2.  REPORTING CURRENCY

    Although the Company and its subsidiaries maintain their books and records in local currencies, as required by law, the Consolidated Financial Statements have been prepared in U.S. dollars because the U.S. dollar is the currency of the primary economic environment in which the Company and its subsidiaries conduct their operations.

    The majority of the Company's sales are billed and collected in U.S. dollars, and the majority of the Company's purchases of raw materials and finished goods inventories are invoiced and paid in U.S. dollars.

3.  RESEARCH AND DEVELOPMENT COSTS

    Research and development costs, including costs of developing software products, are expensed as incurred. Application of Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", has not had any material effect on the Company's consolidated financial position or results of operations.

4.  SPECIAL CHARGES RELATED TO INVENTORIES

    The Company has recorded special charges related to a Danish customs claim of approximately $1 million. The Company is disputing the claim, which relates to the classification, for custom purposes, of finished goods received from 1996 through 1998.

5.  RECLASSIFICATION

    The prior year and interim period amounts have been reclassified to conform to the current interim period presentation.

6.  INVENTORIES

    Inventories are stated at the lower of cost or market with cost determined on the basis of the first in, first out method. Raw materials inventories are sold at the Company's cost to subcontractors who assemble products to the Company's specifications. Finished goods inventories include completed products purchased from subcontractors. Inventories consist of:

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998      MARCH 31, 1999
                                -----------------      --------------
                                                         (UNAUDITED)
                                           (In thousands)
    Finished goods                  $  29,345            $  28,050
    Raw materials                       7,605                7,486
                                    ---------            ---------
       Total inventories            $  36,950            $  35,536
                                    =========            =========

7.  LEASEHOLD IMPROVEMENTS AND EQUIPMENT

    Leasehold improvements and equipment are carried at cost. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets. Equipment is depreciated over four years, and leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease. Leasehold improvements and equipment consist of:

                                 DECEMBER 31, 1998   MARCH 31, 1999
                                 -----------------   --------------
                                                     (UNAUDITED)
                                             (In thousands)
Leasehold improvements                 $  4,269         $  4,267
Equipment                                33,900           37,262
                                       --------         --------
                                         38,169           41,529
Accumulated depreciation                (19,165)         (23,751)
                                       --------         --------

   Total property and equipment        $ 19,004         $ 17,778
                                       ========         ========


8.  DISCONTINUED OPERATIONS

    As part of its new strategy announced November 30, 1998, the Company decided to divest its 75% holding in Lasat A/S ("Lasat"), a provider of PC modems. On January 15, 1999, the Company's 75% holding in Lasat was sold to a consortium of Lasat management, employees and two Denmark-based venture funds.

    The gain on sale of Lasat has been reported separately as income from discontinued operations, net of tax, in the Consolidated Statement of Income. The prior period Consolidated Statement of Income has been restated accordingly.

    The Consolidated Balance Sheet as of December 31, 1998 has been restated to segregate the Company's investment in Lasat A/S. On the Consolidated Statements of Cash Flows, the Company's share of income of Lasat A/S is reported as income from discontinued operations.

9.  SPECIAL CHARGES AND RESTRUCTURING CHARGES

    The total restructuring charges and special charges remaining from the restructuring plan announced November 30, 1998 are specified as follows:

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                     Accrued
                                                Total expenses    March 31, 1999
                                                ---------------   ---------------
                                                          (In thousands)
                                                           (UNAUDITED)
Employee expenses                               $         3,939   $           413
Other expenses                                            3,388             1,426
                                                ---------------   ---------------
Restructuring charges                                     7,327             1,839
Special charges related to inventories                    3,463             1,528
                                                ---------------   ---------------

                                                $        10,790   $         3,367
                                                ===============   ===============

10. SEGMENT INFORMATION

    The Company currently operates in the data networking industry, primarily within the following technologies: Asynchronous Transfer Mode, Token-Ring and Fast Ethernet. The Company considers its products being one group of similar products.

    The Company manages its business primarily in two separate geographical areas: Americas, incorporating North and South America, and International, incorporating Europe and Asia Pacific.

    Information about the Company's continuing operations by reportable segments is as follows:


                                              INTER-                          ELIMI-          CONSO-
                                             NATIONAL        AMERICAS        NATIONS         LIDATED
                                           ------------    ------------    ------------    ------------
                                                                  (In thousands)
                                                                   (UNAUDITED)
THREE MONTHS ENDED MARCH 31, 1999
Net sales:
External customers                         $     20,253    $     16,829    $          0    $     37,082
Intercompany                                     11,880           2,586         (14,466)              0
                                           ------------    ------------    ------------    ------------

Total                                      $     32,133    $     19,415    $    (14,466)   $     37,082
                                           ============    ============    ============    ============

Depreciation and amortization              $      1,472    $        509    $          0    $      1,981
                                           ============    ============    ============    ============

Operating income (loss)                    $     (6,018)   $     (1,729)   $       (200)   $     (7,947)
                                           ============    ============    ============    ============

Investments in affiliated companies        $        951    $          0    $          0    $        951
                                           ============    ============    ============    ============
Total assets                               $     54,971    $     79,650    $    (33,792)   $    100,829
                                           ============    ============    ============    ============
Long-lived assets                          $     11,629    $      6,149    $          0    $     17,778
                                           ============    ============    ============    ============

                                   OLICOM A/S

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




THREE MONTHS ENDED MARCH 31, 1998
Net sales:
External customers                         $   28,637   $   31,083   $        0    $   59,720
Intercompany                                   12,935        1,378      (14,313)            0
                                           ----------   ----------   ----------    ----------

Total                                      $   41,572   $   32,461   $  (14,313)   $   59,720
                                           ==========   ==========   ==========    ==========

Depreciation and amortization              $    1,591   $      516   $        0    $    2,107
                                           ==========   ==========   ==========    ==========

Operating income (loss)                    $    2,982   $    3,079   $      (66)   $    5,995
                                           ==========   ==========   ==========    ==========

Investments in affiliated companies        $      844   $        0   $        0    $      844
                                           ==========   ==========   ==========    ==========
Total assets                               $  104,748   $   80,270   $  (51,690)   $  133,328
                                           ==========   ==========   ==========    ==========
Long-lived assets                          $   11,964   $    3,485   $        0    $   16,994
                                           ==========   ==========   ==========    ==========

                                   OLICOM A/S

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1999.


Certain statements included in this Report include trend analysis and are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including, without limitation, statements containing the words "believes", "anticipates", "expects", "plans", "may", "will", "should", "objective", "target", "goal", "strategy" or "continue" or the negative of such words or other words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors identified in this Report that could cause actual results to differ, including, without limitation, those discussed in the following section, as well as in the Company's Annual Report on Form 20-F. The Company is under no duty to update any such factors or to update any of the forward-looking statements after the date of this Report to conform such statements to actual results.

The following discussion should be read in conjunction with the information contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998, and the consolidated financial statements and related notes included elsewhere herein.

RESULTS OF OPERATIONS

International sales amounted to $20.3 million or 54.8 percent of total sales for the quarter, while sales in North and South America (the "Americas") were $16.8 million, corresponding to 45.2 percent of sales. Continued price pressure and a softening of the Token-Ring market affected sales in the first quarter. Also, the Company's action to reduce channel inventory levels, which was completed in the first quarter, had a negative impact on sales. Sales to end users during the quarter were largely unchanged from levels experienced during the fourth quarter of 1998.

Desktop Network Interface products generated revenue of $16.1 million for the quarter, a 49.2 percent decrease compared to the first quarter of 1998 (but a 48.5 percent increase compared to the fourth quarter of 1998). Notebook Connectivity products generated $7.7 million in revenue, a 12.1 percent increase compared to the first quarter of 1998 (and a 103.9 percent increase, compared to the fourth quarter of 1998). Network Systems products, which primarily comprise the Company's switching products, generated revenue of $12.2 million, a 34.1 percent decrease compared to the first quarter of 1998 (but a 58.8 percent increase sequentially). Network Services revenue, which primarily comprise royalty payments, amounted to $1.1 million, a 61.0 percent decrease compared to the first quarter of 1998 (but a 52.9 percent increase sequentially).

Gross margin for the first quarter of 1999 was 41.5 percent, including a $1 million non-recurring charge relating to a Danish customs claim. The Company is disputing the claim, which relates to the classification, for customs purposes, of finished goods received from 1996 through 1998. Excluding this charge, gross margin was 44.3 percent, in line with the Company's business model, compared to a gross margin of 49.9 percent for the first quarter of 1998.

Sales and Marketing expenses decreased by 4.7 percent to $15 million, compared with $15.7 million for the first quarter of 1998 (sequentially, sales and marketing expenses decreased 16.9 percent). The decrease was primarily due to lower personnel expenses resulting from the reduction in headcount associated with the Company's restructuring announced November 30, 1998. As the Company's new marketing model, which incorporates variable spending tied to channel programs, became operational, sales promotion expenses increased.

Research and Development expenses were $4.8 million in the first quarter of 1999, a 3.4 percent decrease compared with the first quarter of 1998 (and a 17.3 percent decrease sequentially). This decrease was largely a result of savings on travel and other discretionary spending. General and Administrative expenses increased by 13.5 percent, compared with the first quarter of 1998 (but a 3.9 percent decrease sequentially), primarily due to non-recurring expenses.

Following recent staff reductions and the sale of the Company's shareholding in Lasat A/S ("Lasat"), Olicom's headcount at March 31, 1999 was 608 compared to 886 at the end of the first quarter of 1998 (640 at December 31, 1998).

On January 15, 1999, the Company closed the divestiture of its shareholding in Lasat. The Consolidated Statement of Income for the three months ended March 31, 1998 includes the results of operations of Lasat through March 31, 1998, under the caption "Income from discontinued operations". Accordingly, the Consolidated Statements of Income do not consolidate Lasat's operations with the Company's other operations during such period. The Consolidated Balance Sheet as of December 31, 1998, has been restated to segregate the Company's investment in Lasat under the caption "Net assets discontinued operations". The Consolidated Statement of Cash Flows for the three months ended March 31, 1997, similarly has been restated to reflect the results of operations of Lasat under the caption "Income (loss) from discontinued operations". The gain from the divestiture amounted to approximately $1.4 million.

The loss per share in the first quarter of 1999 was $0.32 on 17.9 million shares outstanding, compared with a gain of $0.25 per share reported for the first quarter of 1998 on 18.6 million shares outstanding, and a loss of $1.68 in the fourth quarter of 1998 on 17.9 million shares outstanding.

On April 20, 1999, Olicom acquired an additional 31.9 percent of the shares in Digianswer A/S, a provider of state-of-the-art technology for wireless communications. With this transaction, Olicom controls 66.9 percent of the shares in Digianswer A/S with the option to acquire the remaining shares now owned by that company's founder.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 1999, the Company had cash and cash equivalents of $12.2 million, a decrease of 45.0% from that recorded at December 31, 1998. This decrease was primarily a result of the loss from the operating activities recorded during the period, and an increase in receivables and inventories.

The Company has established a committed credit facility for an aggregate amount of $10 million to support its future operations. This facility was unused as of March 31, 1999. Repayments of advances under this credit facility are secured by liens granted in accounts receivable and inventories of Olicom, Inc., the Company's United States subsidiary as well as in the Company's shareholding in Olicom Ventures A/S. In addition, the Company's continued utilization of the credit facility is subject to its continuing compliance with certain financial covenants relating to achieving designated levels of operating profit, maintaining a specified ratio of equity to total assets, and maintaining levels of inventory that do not exceed agreed thresholds.

On March 31, 1999, the Company's inventory levels had decreased by $1.4 million, or 3.8% from that recorded at December 31, 1998.

Trade accounts receivable at March 31, 1999, increased 5.4% to $41.1 million, from that recorded at December 31, 1998. This increase was primarily due to higher sales revenue compared with the fourth quarter of 1998.

BUSINESS ENVIRONMENT AND RISK FACTORS

The Company's future operating results may be affected by various trends and factors, which the Company must successfully manage in order to achieve favorable operating results. In addition, there are trends and factors that are beyond the Company's control that may affect its operations.

Such trends and factors include, without limitation, the following: conditions within the networking industry, and economic conditions generally; rapid technological change, frequent product introductions, changes in customer needs and evolving industry standards, which require that the Company continue to add engineering refinements to its existing products and develop and introduce new products which achieve market acceptance; difficulties or delays in the development, production and marketing of products, including, without limitation, any failure to ship new products and technologies when anticipated and a failure of manufacturing economies to develop when planned; fluctuations in the Company's revenues and operating results from quarter to quarter, due to a variety of factors, including, among others, the timing of significant orders, the timing of product introductions by the Company or its competitors, variations in net revenues by product and distribution channel, increased price and other competition, and decisions by distributors and OEMs as to the quantity of the Company's products to be maintained in inventories; the failure by the Company to timely and successfully execute material aspects of its revised business strategy; pricing, purchasing, operational and promotional decisions by distributors, value added resellers and OEMs, which could affect their supply of, or end-user demand for, the Company's products; the absence of long-term obligations on the part of distributors and OEMs to purchase products from the Company (and the implicit risk of any unanticipated declines in sales to any of the Company's material customers for competitive reasons or because of the internalization of production of products purchased from the Company on an OEM basis); the Company's shipment of products shortly after receipt of a purchase order, with the result that a substantial portion of the Company's revenues for any quarter results from orders received during such quarter, and minor shifts in the timing of purchase orders can have a significant effect on net sales for any quarter; the Company's failure to accurately anticipate the demand for its products, due to, among other things, the fact that the Company's expectations of future net sales as well as its expenditures are based largely on its own estimate of future demand and not on firm customer orders; the effect that consolidation in the LAN industry may have on the competitive position of the Company and its revenues and operating results; the acquisition of assets and businesses and the making or incurring of any expenditures and expenses in connection therewith, including, without limitation, any research and development expenses relating thereto; the ability of the Company to reduce product and other costs; the activities of any parties with whom the Company has an agreement or understanding, including, without limitation, issues affecting joint development projects in which the Company is a participant; unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles and other risks associated with international operations; the ability or inability of the Company to hedge against foreign currency, exchange rates and fluctuations in such rates; and a change in the value of the U.S. dollar (the Company's functional currency) relative to other currencies.

In light of the foregoing factors, as well as other factors affecting the Company's operating results, past trends should not be used by investors or others to anticipate future trends, and prior operating performance may not be an accurate indicator of future performance.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

With the exception of historical information, certain of the matters discussed in this report and the press release included herewith are forward-looking statements that involve risks and uncertainties, including, without limitation, the risks and uncertainties described above under the caption "Business Environment and Risk Factors", together with such risks and uncertainties as are described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such risks and uncertainties could cause the Company's actual consolidated results for 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

                                   SIGNATURES



The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Olicom A/S



Date:   July 6, 1999                       By: /s/ Lars Larsen
                                              ----------------------------------
                                              Lars Larsen
                                              Chief Financial Officer

                                 EXHIBIT INDEX


  EXHIBIT NO.       DESCRIPTION
  -----------       -----------

     99.1           Press Release dated April 22, 1999 "Olicom Reports First
                    Quarter 1999 Results"

     99.2           Press Release dated May 27, 1999 "Olicom Reduces
                    Expectations for Full Year 1999"